Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated April 2, 2015
2.	Market Announcement dated April 2, 2015

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ nº 33.256.439/0001-39
NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, April 2, 2015 – Ultrapar Participações S.A. ("Ultrapar") announces that, in response to the request for clarification made by the Securities and Exchange Commission of Brazil (CVM) in the Official Letter No. 0114/2015/CVM/SEP/GEA-2 (“Official Letter”), received on March 26, 2015, re-filed as of today the Management Proposal for the Annual General Shareholders' Meeting to be held on April 15, 2015.

In accordance with the requests made by the CVM through the Official Letter, Ultrapar amended the Management and Fiscal Council Compensation Proposal, Annex IV, page 165, in the Management Proposal.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ nº 33.256.439/0001-39
NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, April 2, 2015 – Ultrapar Participações S.A. (“Ultrapar”) informs that Ultracargo had a fire accident in part of its terminal in Santos (in the state of São Paulo) this morning.

Such incident is restricted to four ethanol and gasoline tanks, of 6 thousand cubic meters of storage capacity each. The total storage capacity of Ultracargo in the Port of Santos is 338 thousand cubic meters.

There were no casualties.

Ultracargo is undertaking all necessary efforts to address the event and minimize its impacts.

Ultrapar will keep the market informed in the event of material developments resulting from this incident.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer